

Mail Stop 4631

December 4, 2017

Via E-mail
Ms. Robin Gantt
Chief Financial Officer
Northwest Pipe Company
5721 SE Columbia Way, Suite 200
Vancouver, Washington 98661

> **Re: Northwest Pipe Company**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 9, 2017**
> **File No. 0-27140**

Dear Ms. Gantt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, page 21

1. We note your disclosure that one customer accounted for 27% of total net sales in 2016. In future filings, please disclose in your business section the name of any customer and the relationship, if any, equal to 10 percent or more of your consolidated revenues or tell us how you concluded that the potential loss of the customer will not have an adverse effect on your business as a whole. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding the legal comment. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction